

July 25, 2023

Tran B. Nguyen
Chief Financial Officer
Prothena Corporation plc
77 Sir John Rogerson's Quay, Block C
Grand Canal Docklands, Dublin 2, D02 VK60
Ireland

  Re: Prothena Corporation plc
    Form 10-Q for the Fiscal Quarter Ended March 31, 2023
    Filed May 4, 2023
    File No. 001-35676

Dear Tran B. Nguyen:

  We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended March 31, 2023

General

1. We note your inclusion of a risk factor discussing risks related to hypothetical data breaches and other cybersecurity incidents. We also note that this risk factor has not been updated to discuss the data breach you suffered from December 20, 2021 to April 22, 2022 wherein an employee email was temporarily accessed by a third-party without authorization. Please provide your analysis supporting the conclusion that this incident did not warrant disclosure or the updating of your hypothetical cybersecurity risk factor. Please also tell us about any ongoing processes by which you are evaluating whether disclosure of cybersecurity incidents is warranted under the federal securities laws.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tyler Howes at 202-551-3370 or Suzanne Hayes at 202-551-3675 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences